Via Facsimile and U.S. Mail
Mail Stop 4720

April 30, 2010

Raymond Breu
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

Re: Novartis AG
     Form 20-F for the Fiscal Year Ended December 31, 2009
     Filed January 26, 2010
     File Number: 001-15024

Dear Mr. Breu:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosures. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the filing
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects
Item 5.A Operating Results
CORE RESULTS AS DEFINED BY NOVARTIS, page 98

1.   We do not believe it is appropriate to present an entire non-IFRS income
        statement in an attempt to reconcile non-IFRS measures to IFRS measures since
        this gives undue prominence to the non-IFRS information. Therefore please revise
        your disclosure to reconcile each non-IFRS measure separately. Please refer to
        Question 102.10 of the Compliance and Disclosure Interpretations related to non-
        GAAP Financial Measures.

2.   Please expand your disclosure to include how the tax effect on the adjustments
        between IFRS and core results was calculated. Please refer to Question 102.11 of
        the Compliance and Disclosure Interpretations related to non-GAAP Financial
        Measures.

Item 18. Financial Statements
Notes to the consolidated financial statements
1. Accounting Policies
Equity-based compensation, page F-16

3.   Please disclose the nature of your relationship with the market maker that
        calculates the fair value of the options and include the procedures you perform to
        validate the fair value information you receive.

Research & development, Page F-17

4.   Refer to your policy for accounting for "upfront and milestone payments" in your
        other intangible assets accounting policy on page F-12 and your research and
        development accounting policy on page F-17. Please revise your disclosure to
        clarify how you determine whether an upfront or milestone payment represents a
        payment to a third party for research and/or development services, a payment for
        research and development assets, or both. For example, if the licensor to which
        you make an upfront or milestone payment was also obligated to perform research
        and/or development services related to the license (i.e. the research and
        development asset) you acquired, how under your accounting policy would you
        determine to what each upfront and milestone payment relates? If a payment, or a
        portion thereof, is for research and development services, please ensure your
        revised disclosure clarifies how you determine whether the payment is for
        services already received or for services to be received in the future and your
        accounting treatment.

5.   In your policy you state: "Costs of activities that are required by regulatory
        authorities as a condition for approval are charged to development expenses as
        they are incurred, unless the activities are conducted beyond the sale period. In
        this case the total estimated post-approval costs are expensed over the period in
        which related product sales are made." As drafted the policy suggests that
        "beyond the sale period" activities necessary for approval may be capitalized and
        other activities necessary for approval are expensed as incurred, but does not
        clarify why. It is also unclear what the phrase "beyond the sale period" means,
        how it relates to the timing of "approval," and to what "approval" you are
        referring. Please revise your disclosure to clearly articulate your policy. If your
        policy is to capitalize an "estimate" of post-approval costs, please ensure your
        disclosure explains the triggering event and criteria for capitalization and provide

to us an accounting analysis with specific citations to relevant authoritative literature that supports your accounting policy.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant